O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: JDEBLINGER@OLSHANLAW.COM
DIRECT DIAL: 212-451-2392

April 10, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MakeMusic, Inc.
Schedule TO-T/13E-3
Filed on March 22, 2013 by LaunchEquity Acquisition Partners, LLC
Designated Series Education Partners; LEAP Acquisition Corporation; and
LaunchEquity Partners, LLC
File No. 005-50055

Dear Mr. Orlic:

On behalf of LEAP Acquisition Corporation, LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (collectively, the “Group”), transmitted herewith is Amendment No. 3 (“Amendment No. 3”) to the above-referenced filing (the “Schedule TO-T/13E-3”).  The Group acknowledges receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 1, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  In addition to addressing the comments raised by the Staff in the Staff Letter, the Group has revised the Schedule TO-T/13E-3 and the exhibits thereto to update other disclosures.

The Group has reviewed the Staff Letter and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, defined terms used herein have the definitions given to them in the Offer to Purchase.

General

1.
We note what appear to be events requiring disclosure on Schedule 13D during the following times: February 2012 (page 14); mid-June 2012 (page 14); October 26, 2012 (page 15); December 2, 2012 (page 15); and December 4, 2012 (page 15).  Please provide your analysis as to whether the filing persons were required to amend their Schedule 13D on each of these dates.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 10, 2013

The Group respectfully acknowledges the Staff’s comment to provide an analysis as to whether the filing persons were required to amend their Schedule 13D to disclose specified events disclosed in the Offer to Purchase.  On January 30, 2007, Parent and its affiliates filed a Schedule 13D amendment that includes the following amended and restated Item 4 disclosure (“Item 4 Disclosure”):

“The acquisition of shares of Common Stock by LEAP Partners and LEAP Partners I was for investment purposes and to acquire a significant equity position in the Issuer. The Reporting Persons intend to review LEAP Partners’ and LEAP Partners I’s holdings in the Issuer on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting the business prospects of the Issuer, tax considerations, and other factors deemed relevant, may at any time, and as permitted by applicable law, acquire additional shares of Common Stock. In addition, the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer. Such transactions or discussions may take place at any time with or without prior notice, and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender for additional shares of Common Stock, waging a proxy contest for control of the Board of Directors of the Issuer, or taking other actions that could have the purpose or effect of directly or indirectly acquiring or influencing control over the Issuer. Although the foregoing represents the range of activities contemplated by the Reporting Persons, the Reporting Persons have not decided whether they will seek to acquire control of the Issuer and the possible activities of the Reporting Persons may change at any time. If the Reporting Persons choose to seek to acquire control of the Issuer, they may engage in discussions with the Issuer’s management and/or other stockholders regarding such acquisition of control, but will not decide as to the specific means of obtaining such control until those discussions have taken place. The Reporting Persons have engaged, or may engage in the future, legal and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.”

Item 4 of Schedule 13D requires a description of “any plans or proposals which the reporting persons may have which relate to or would result in” any of the matters set forth in subparagraphs (a) - (j) of Item 4.  The filing persons believe that the events identified by the Staff constitute plans and proposals that are already covered by the Item 4 Disclosure and not otherwise required to be disclosed by any other Item of Schedule 13D, as discussed in further detail below:

February 2012 Event (Page 14)

We do not believe Parent Sponsor’s discussions with a former shareholder of MakeMusic regarding the possibility of one party buying the other party’s investment in MakeMusic or Parent Sponsor’s offer to acquire the former shareholder’s investment in MakeMusic required an amendment to the Schedule 13D.  These discussions were preliminary in nature and are already covered by the Item 4 Disclosure, which states that the reporting persons “. . . may at any time, and as permitted by applicable law, acquire additional shares of Common Stock.”  In addition, the Item 4 Disclosure already states that “. . . the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer.  Such transactions or discussions may take place at any time with or without prior notice, and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock . . .”

April 10, 2013

In addition, we do not believe these discussions were required to be disclosed under Item 6 of Schedule 13D as they were preliminary in nature and did not constitute a contract, arrangement, understanding or relationship with respect to the securities of MakeMusic.

Mid-June 2012 (page 14)

We do not believe Parent Sponsor’s suggestion that the Board (i) submit a proposal for shareholder consideration to opt-out of the provisions of the MBCA that regulate the acquisition of shares by “acquiring persons” in “control share acquisitions,” or (ii) grant Parent an exemption under the Rights Plan that would allow it to increase its ownership above 50% of the outstanding shares required an amendment to the Schedule 13D.  These communications are already covered by the Item 4 Disclosure, which states that “. . . the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer.”

In addition, Parent Sponsor’s indication to the Board that it was considering having Parent propose a tender offer or asset purchase transaction to acquire MakeMusic is also already covered by the Item 4 Disclosure, which states that the reporting persons may engage or participate in discussions with MakeMusic “. . . with the purpose or effect of acquiring or influencing control of the Issuer” and that such discussions “. . . may take place at any time with or without prior notice, and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender for additional shares of Common Stock . . .”

October 26, 2012 (page 15)

We do not believe the entry into the confidentiality agreement by LaunchEquity and MakeMusic required an amendment to the Schedule 13D.  This confidentiality agreement related to the sale process being conducted by MakeMusic and it is Parent Sponsor’s understanding from MakeMusic that other bidders in the process were asked to sign a substantially similar form of agreement.  Therefore, other than the standstill provisions contained in the confidentiality agreement, we believe the entry into the agreement was merely procedural in nature and did not constitute a material agreement relating to securities of MakeMusic that would be required to be disclosed under Item 6 of Schedule 13D.

While the confidentiality agreement incorporated by reference the standstill provisions contained in the 2011 Agreement, such standstill provisions were already disclosed in Amendment No. 7 to the Schedule 13D.  The additional standstill provisions contained in the confidentiality agreement, which have since expired, prohibited LaunchEquity from (i) proposing or offering to enter into or facilitate any merger, material asset purchase, business combination, recapitalization, restructuring or other extraordinary transaction involving MakeMusic other than through the sale process being conducted by MakeMusic, or (ii) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing.  We believe the activities prohibited under these additional standstill provisions were already prohibited by the more expansive standstill provisions contained in the 2011 Agreement, which prohibit LaunchEquity from engaging in, or participating in any way in, “any transaction regarding control of the Company that has not been approved by the Board.”  Therefore, we believe the prior disclosure in Amendment No. 7 to the Schedule 13D of the standstill provisions contained in the 2011 Agreement obviated the need to disclose the additional standstill provisions contained in the confidentiality agreement.

April 10, 2013

December 2, 2012 (page 15)

We do not believe LaunchEquity’s submission of the December 2 Offer required an amendment to the Schedule 13D.  We believe this non-binding indication of interest to acquire the outstanding shares of MakeMusic was preliminary in nature, was subject to various conditions specified therein and was already covered by the Item 4 Disclosure, which states that “. . . the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer.”

December 4, 2012 (page 15)

We do not believe Parent Sponsor’s communication to LMM that it was not willing to submit a competing bid and that MakeMusic should pursue the Third Party Offer required an amendment to the Schedule 13D.  We do not believe this communication constitutes any plan or proposal that is required to be disclosed under Item 4 or any other Item of Schedule 13D.

Position of the Offeror Group Regarding Fairness of the Offer and the Merger, page 19

2.
The filing persons disclose their determination that the offer is substantively and procedurally fair to shareholders of MakeMusic who are unaffiliated with the filing persons.  Please revise this disclosure to state whether the filing persons believe that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders, that is, to shareholders who are unaffiliated with MakeMusic.

The Group respectfully acknowledges the Staff’s comment and has revised the Offer to Purchase to state that the filing persons believe the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders.

3.
Expressly disclose, if true, that the surviving company and the filing persons will be the sole beneficiaries of MakeMusic’s net operating loss carry-forwards, and quantify this benefit to the extent practicable.  See Instruction 2 to Item 1013 of Regulation M-A.  Please also disclose what consideration the filing persons gave to this factor in making their fairness determination.

April 10, 2013

The Group respectfully acknowledges the Staff’s comment and has revised the Offer to Purchase to expressly disclose that the surviving corporation and the filing persons will be the sole beneficiaries of MakeMusic’s net operating loss carry-forwards and has quantified this benefit to the extent practicable. In addition, the Group has revised the Offer to Purchase to disclose the consideration the filing persons gave to this factor in making their fairness determination.

4.	In the discussion appearing at the top of page 22, please disclose the net book value of MakeMusic.

The Group respectfully acknowledges the Staff’s comment to disclose the net book value of MakeMusic. The Group has revised the Offer to Purchase to disclose the net book value of MakeMusic.

Effects of the Offer, page 24

5.
Please disclose the effect of the Rule 13e-3 transaction on the filing persons’ interest in the net book value and net earnings of MakeMusic in both dollar amounts and percentages.  See Instruction 3 to Item 1013.

The Group respectfully acknowledges the Staff’s comment to provide disclosure on the effect of the Rule 13e-3 transaction on the filing persons’ interest in the net book value and net earnings of MakeMusic in both dollar amounts and percentages.  The Group has revised the Offer to Purchase to disclose such effects.

Merger Agreement, page 25

6.
Disclosure states that the merger agreement and summary of terms is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to MakeMusic or Parent (or their affiliates).  Disclosure also states that the representations and warranties in the merger agreement were made solely for purposes of the merger agreement, and that investors should not rely on the representations and warranties contained in the merger agreement as statements of actual facts.  Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities law.

The Group respectfully acknowledges the Staff’s comment to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities law. The Group has revised the Offer to Purchase to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities law.

Acceptance for Payment and Payment for Shares, page 49

7.
Disclosure indicates that certificates evidencing unpurchased shares will be returned “as promptly as practicable” following the expiration or termination of the offer.  Rule 14e-1(c) requires that such shares be returned “promptly” upon expiration or termination of the offer.  Please revise.

April 10, 2013

The Group respectfully acknowledges the Staff’s comment to revise the Offer to Purchase to comply with Rule 14e-1(c), requiring that unpurchased shares be returned “promptly” upon expiration or termination of the offer. The Group has revised the Offer to Purchase to comply with the Rule 14e-1(c) requirement.

Financial Information, page 56

8.
Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information of the issuer, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3 and Item 13 of Schedule TO.

The Group respectfully acknowledges the Staff’s comment and disseminated summary financial information of the issuer, as described in Item 1010(c) of Regulation M-A, to security holders on April 5, 2013 in the form of Supplement No. 1 of the Offer to Purchase attached as Exhibit (a)(1)(vii) to Amendment No. 2 the Schedule TO-T/13E-3.

*           *           *

The Staff is invited to contact the undersigned at (212) 451-2392 with any comments or questions it may have.

Sincerely,

/s/ Jonathan H. Deblinger

Jonathan H. Deblinger

LAUNCHEQUITY PARTNERS, LLC
4230 N. Oakland Avenue #317
Shorewood, Wisconsin 53211-2042

April 10, 2013
VIA EDGAR AND ELECTRONIC MAIL
David L. Orlic, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           MakeMusic, Inc.
Schedule TO-T/13E-3
Filed on March 22, 2013 (as amended and supplemented from time to time) by LaunchEquity Acquisition Partners, LLC
Designated Series Education Partners; LEAP Acquisition Corporation; and
LaunchEquity Partners, LLC
File No. 005-50055

Ladies and Gentlemen:

The undersigned, LEAP Acquisition Corporation (the “Corporation”), LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“LEAP”), and LaunchEquity Partners, LLC (“LaunchEquity”), acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Corporation, LEAP and LaunchEquity are each responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Corporation, LEAP and LaunchEquity each may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 10, 2013

Very truly yours,

LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
Title: Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member